Exhibit 99.1

FOR IMMEDIATE RELEASE

Mixed Martial Arts Group Limited Insiders Show Strong Confidence in Company by Converting Loans into Equity

New York, NY – June 24, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”) a technology-driven company focused on transforming consumer engagement in martial arts and combat sports, today announced that its Founder and CEO, Nick Langton, and Chairman of the Board, Vaughn Taylor, have each converted $125,000 for a total of $250,000 in loans previously provided to the Company into common equity.

The loans were provided on an interest-free basis, no warrants or additional incentives. As outlined in the recently completed F-1 public offering, the conversion occurred at the offering price of the recently completed $5 million public offering into common equity —underscoring a direct and transparent expression of confidence in the Company. This investment is in addition to their investment in the Reg-S private placement completed in October 2024.

“This transaction is more than financial housekeeping—it’s a deliberate and high-conviction endorsement of the Company’s long-term vision,” said Nick Langton, Founder and Chief Executive Officer. ““We believe our platform is positioned to lead a global movement that reshapes how martial arts are experienced and monetized. By converting this debt into equity, we’re putting our capital behind that belief—on the same terms as our new investors.”

Chairman, Vaughn Taylor added “Founders putting their own funds into equity on the same terms as other investors in the recently completed public offering, is as clear a signal of commitment as we can send. We are building something scalable and impactful. Strengthening our balance sheet while increasing insider ownership is a natural step in that journey.”

The equity issuance is subject to customary regulatory approvals and compliance with NYSE American listing requirements.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.

●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc